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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*



PRICE COMMUNICATIONS CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

7414377305
(CUSIP Number)

Steven A. Cohen, S.A.C. Capital Management, L.P.
520 Madison Avenue, 7th Floor, New York, New York 10022
(212) 826-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D


CUSIP No.   7414377305         Page 2 of 5 Pages

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
S.A.C. CAPITAL MANAGEMENT, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /__/
(b) /__/

3 SEC USE ONLY

4 SOURCE OF FUNDS*:
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) /__/

6 CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER: 790,800

8    SHARED VOTING POWER: None

9    SOLE DISPOSITIVE POWER: 790,800

10   SHARED DISPOSITIVE POWER: None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     790,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.9%

14   TYPE OF REPORTING PERSON*: PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D, dated November 4, 1994, filed by S.A.C. Capital Management, L.P. ("SAC") with respect to the common stock, $0.01 par value per share (the "Common Stock") of Price Communications Corporation, a New York corporation (the "Company"), is hereby amended as set forth below.

Item 1.  Security and Issuer: No amendment.

Item 2.  Identity and Background: No amendment.

Item 3.  Source and Amount of Funds or other Consideration:
The aggregate amount of funds (including commissions) required by the Reporting Person to purchase the 790,800 shares of Common Stock owned directly by it was $4,505,494. All funds used by the Reporting Person to purchase shares of the Common Stock were derived from the Reporting Person's working capital. Such funds may include margin debt incurred from time to time in the ordinary course of business pursuant to a customary margin agreement with Spear, Leeds & Kellogg.

Item 4.  Purpose of Transaction: No amendment.

Items 5.  Interest in Securities of the Issuer:
(a)-(b) The aggregate number and percentage of shares of Common
Stock to which this Schedule 13D relates is 790,800 shares representing 7.9% of the 9,964,792 shares of Common Stock reported as outstanding as of September 30, 1994 in the Company's most recently available Form 10-Q.

As general partners of the Reporting Person, Mr. Cohen and Lawson share with the Reporting Person the power to vote and dispose of all shares of Common Stock owned directly by the Reporting Person. As a result, Mr. Cohen and Lawson are deemed to beneficially own the shares of Common Stock owned by the Reporting Person. Mr. Lederman, Mr. Skalka, and Mr. Fox do not beneficially own any shares of Common Stock other than in their capacities as Executive Vice Presidents of Lawson.

(c) Except as set forth in Annex I hereto, no transactions in shares of the Common Stock were effected during the past 60 days by either the Reporting Person or Mr. Cohen or Lawson.

(d) The partners of the Reporting Person have an economic interest in any dividends from, and the proceeds of sales of Common Stock owned directly by, the Reporting Person.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: Not applicable.

Item 7.  Material to be filed as Exhibits: None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 7, 1994

S.A.C. Capital Management, L.P.

By:  Lawson Capital Management, Inc.
     as General Partner

By:  /s/ Steven A. Cohen
     __________________________
     Steven A. Cohen, President


                             ANNEX I

       Transactions by Reporting Person in Common Stock of
         Price Communications Corporation within 60 days
                       of December 6, 1994

                   No. of Shares       Average Price
Trade Date         Bought/(Sold)(1)    per Share(2)
__________         ___________________ ______________

9/16/94            50,000              $4.875
9/20/94            50,000              $4.50
9/30/94            35,000              $4.75
10/04/94           11,500              $4.625
10/05/94           3,700               $4.75
10/06/94           22,900              $4,875
10/07/04           35,000              $5.375
10/11/94           3,900               $5.25
10/12/94           11,000              $5.375
10/18/94           10,000              $5.375
10/27/94           10,000              $5.75
11/04/94           1,000               $6.00
11/17/94           5,800               $6.00
11/18/94           6,900               $6.00
12/06/94           281,200             $6.625

(1) Unless otherwise indicated, all transactions were effected on the American Stock Exchange.

(2)  Prices exclude commission.